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* (ALSO ADMITTED IN NEW YORK)	April 21, 2020	SEOUL
SHANGHAI
REGISTERED FOREIGN LAWYER		SINGAPORE
Z. JULIE GAO (CALIFORNIA)		TOKYO
TORONTO

VIA EDGAR

Ms. Katherine Bagley

Ms. Lilyanna Peyser

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             China Online Education Group

Response to the Staff’s Comments on
                                                Registration Statement on Form F-3

Filed April 6, 2020 (File No. 333-237575)

Dear Ms. Bagley and Ms. Peyser:

On behalf of our client, China Online Education Group, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 15, 2020, on the Company’s Registration Statement on Form F-3 filed on April 6, 2020 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which incorporates the revisions discussed in this letter, and certain exhibits via EDGAR with the Commission.

General

1.                                     We note that Section 7.6 of your Deposit Agreement, Governing Law and Jurisdiction, provides that: “the Depositary, in its sole discretion, shall be entitled to refer [certain] dispute[s] or difference[s] for final settlement by arbitration;” and “[e]ach party to the deposit agreement . . . hereby irrevocably waives . . . any right it may have to a trial by jury.” Please include a description of these provisions in your filing, and clearly disclose the extent to which these provisions apply to federal securities law claims. If these provisions apply to federal securities law claims, please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder by agreeing to these provisions. Also, please provide risk factor disclosure including, but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a  claim in a judicial forum that they find favorable. Disclose any uncertainty as to the enforceability of these provisions, and any impacts of limitations on claims arising under other applicable state or federal laws.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12 and 34 of the Amendment No. 1.

2.                                     As a related matter, Section 7.6 also includes an exclusive forum clause limiting claims to federal or state courts in the City of New York. Please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision applies to federal securities law claims, please revise your filing to enhance your description of the provision and to provide risk factor disclosure regarding the provision. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 12 and 34 of the Amendment No. 1.

*                                         *                                         *

The Company expects to commence certain fund raising activities once the Registration Statement goes effective, assuming the then market condition permits.  Accordingly, the Company would appreciate receiving the Staff’s prompt feedback.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at +852 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jack Jiajia Huang, Chairman of the Board of Directors and Chief Executive Officer, China Online Education Group

Min Xu, Chief Financial Officer, China Online Education Group

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP